UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
of the Securities Exchange Act of 1934

National Medical Health Card Systems, Inc.
(Name of Subject Company (Issuer))
SXC Health Solutions Corp. and
Comet Merger Corporation
(Name of Filing Person (Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
636918302
(CUSIP Number of Class of Securities)

Jeffrey Park
Chief Financial Officer
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532
(630) 577-3206
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary Gerstman
Scott R. Williams
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
138,135,559(1)	$5,463(2)

(1)	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (1) $9.96 the average of the high and low sale prices of shares of NMHC common stock, as quoted on the Nasdaq Stock Market, on March 25, 2008 and (2) the maximum possible number of shares of NMHC common stock to be exchanged pursuant to the exchange offer and proposed merger.
(2)	39.30 per million dollars of transaction value. A portion of the filing fee has been offset by the amount of the filing fee previously paid by SXC Health Solutions Corp. as described below.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,258	Filing Party: SXC Health Solutions Corp.

Form or Registration No.: S-4	Date Filed: March 31, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the exchange offer (the “Offer”) by Comet Merger Corporation, a newly-formed Delaware corporation (“Offeror”) that is wholly-owned by SXC Health Solutions, Inc., a Texas corporation (“US Corp.”) and an indirect, wholly-owned subsidiary of SXC Health Solutions Corp. (“SXC”). For each outstanding share of common stock of National Medical Health Card Systems, Inc. (“NMHC”), par value $0.001 per share (collectively, “NMHC Shares”) validly tendered and not properly withdrawn, Offeror is offering to exchange (i) 0.217 of a common share of SXC and (ii) $7.70 in cash, without interest, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related letter of transmittal.
     SXC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated March 31, 2008 relating to the offer and sale of the SXC common stock to be issued to holders of NMHC Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(1) and (a)(2) hereto.
     As permitted by General Instruction F to Schedule TO, the information in the Prospectus, the Letter of Transmittal and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by SXC, is hereby incorporated by reference in response to all items of this Schedule TO.
Item 1. Summary Term Sheet.
Summary Term Sheet. Information required by Item 1001 Regulation M-A is contained in the Prospectus, which meets the requirements of Rule 421(d) of the Securities Act of 1933.
Item 2. Subject Company Information.
(a)	Name and Address. The subject company is NMHC, and its principal executive office is located at 26 Harbor Park Drive, Port Washington, New York 11050. Its telephone number at such office is (630) 605-6758.

(b)	Securities. As of March 26, 2008, there were 5,560,059 shares of NMHC common stock, $0.001 par value per share, issued and outstanding.

(c)	Trading Market and Price. The information set forth in the sections of the Prospectus entitled “Summary—Recent Share Prices” and “Summary—Comparative Stock Prices and Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. SXC and Offeror are the filing persons. The principal executive offices of each of the filing persons is located at 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532. The business telephone number of each of the filing persons is (630) 577-3206. The information set forth in the section of the Prospectus entitled

“Annex B—Directors and Executive Officers of SXC and Offeror” is incorporated herein by reference.
(b)	Business and Background of Entities. The information set forth in the sections of the Prospectus entitled “The Companies” and “Annex B—Directors and Executive Officers of SXC and Offeror,” is incorporated herein by reference.

(c)	Business Background of Natural Persons. The information set forth in the section of the Prospectus entitled “Annex B—Directors and Executive Officers of SXC and Offeror,” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)	Material Terms. The information set forth in the sections of the Prospectus entitled “Summary,” “Background and Reasons for the Offer,” “The Offer,” “Merger Agreement,” “Agreements with Certain Stockholders,” “Comparison of Stockholders’ Rights” and the Letter of Transmittal is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer” and “The Offer—Certain Relationships with NMHC” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer,” “The Offer,” “Merger Agreement” and “Agreements with Certain Stockholders” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the sections of the Prospectus entitled “Summary—Reasons for the Offer” and “Background and Reasons for the Offer” is incorporated herein by reference.

(c)(1)-(7) Plans. The information set forth in the sections of the Prospectus entitled “Summary,” “Background and Reasons for the Offer,” “The Offer,” “Merger Agreement,” “Agreements with Certain Stockholders,” “Comparison of Stockholders’ Rights” and “Annex B—Directors and Executive Officers of SXC and Offeror” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the section of the Prospectus entitled “The Offer—Source and Amount of Funds” and “Merger Agreement—Financing” is incorporated herein by reference.

(b)	The information set forth in the section of the Prospectus entitled “The Offer—Source and Amount of Funds,” “The Offer—Conditions of the Offer,” and “Merger Agreement—Financing” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the section of the Prospectus entitled “The Offer—Source and Amount of Funds” and “Merger Agreement—Financing” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information set forth in the section of the Prospectus entitled “The Offer—Certain Relationships with NMHC” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the section of the Prospectus entitled “The Offer—Certain Relationships with NMHC” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Solicitations or Recommendations. Not applicable.
Item 10. Financial Statements.
(a)	Financial Information. The information set forth in the section of the Prospectus entitled “Summary—Selected Historical Consolidated Financial Data of SXC,” “Summary—Comparative Historical and Unaudited Pro Forma Per Share Data” and the financial information set forth in SXC’s Annual Report on Form 10-K for the year ended December 31, 2007 is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Unaudited Pro Forma Combined Condensed Financial Statements,” “Summary—Comparative Historical and Unaudited Pro Forma Per Share Data” and “Summary—Unaudited Pro Forma Combined Condensed Financial Data” is incorporated herein by reference.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus entitled “Summary,” “Background and Reasons for the Offer,” “The Offer,” “Offer—Certain Legal Matters and Regulatory Approvals,” “Agreements with Certain Stockholders” and “Merger Agreement” is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	Prospectus related to SXC Common Shares to be issued in the Offer and Merger (incorporated by reference to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

Exhibit No.	Description
(a)(3)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(4)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(6)	Joint press release dated March 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(7)	Letter to holders of NMHC Common Stock, dated as of March 31, 2008

(a)(8)	Joint press release dated February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(9)	PowerPoint presentation referenced and made available in connection with the conference call held on February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(10)	SXC Investor Questions and Answers, made available February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(11)	SXC-NMHC Fact Sheet, made available February 27, 2008 (previously filed with the Securities and Exchange Commission on February 27, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

(a)(12)	Transcript of the conference call and simultaneous webcast held on February 26, 2008 (previously filed with the Securities and Exchange Commission on February 27, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

(a)(13)	Excerpts from the transcript of the conference call and simultaneous webcast held on March 6, 2008 (previously filed with the Securities and Exchange Commission on March 7, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

Exhibit No.	Description
(b)	Commitment Letter, dated as of February 25, 2008, between GE Healthcare Financial Services and SXC Health Solutions Corp. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(1)	Agreement and Plan of Merger dated as of February 25, 2008, by and among SXC Health Solutions Corp., SXC Health Solutions, Inc., Comet Merger Corporation, and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(2)	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(3)	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Affiliated Investors, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(4)	Registration Rights Agreement, dated as of February 25, 2008, by and between SXC Health Solutions Corp., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(5)	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., dated February 26, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by NMHC with the Securities and Exchange Commission on February 27, 2008)

(g)	None

(h)	None
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SXC HEALTH SOLUTIONS CORP.
	By:	/s/ Jeffrey Park
		Name:	Jeffrey Park
Dated: March 31, 2008		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Prospectus related to SXC Common Shares to be issued in the Offer and Merger (incorporated by reference to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(3)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(4)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(6)	Joint press release dated March 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(7)	Letter to holders of NMHC Common Stock, dated as of March 31, 2008

(a)(8)	Joint press release dated February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(9)	PowerPoint presentation referenced and made available in connection with the conference call held on February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(10)	SXC Investor Questions and Answers, made available February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(11)	SXC-NMHC Fact Sheet, made available February 27, 2008 (previously filed with the Securities and Exchange Commission on February 27, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

(a)(12)	Transcript of the conference call and simultaneous webcast held on February 26, 2008 (previously filed with the Securities and Exchange Commission on February 27, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

Exhibit No.	Description

(a)(13)	Excerpts from the transcript of the conference call and simultaneous webcast held on March 6, 2008 (previously filed with the Securities and Exchange Commission on March 7, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

(b)	Commitment Letter, dated as of February 25, 2008, between GE Healthcare Financial Services and SXC Health Solutions Corp. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(1)	Agreement and Plan of Merger dated as of February 25, 2008, by and among SXC Health Solutions Corp., SXC Health Solutions, Inc., Comet Merger Corporation, and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(2)	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(3)	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Affiliated Investors, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(4)	Registration Rights Agreement, dated as of February 25, 2008, by and between SXC Health Solutions Corp., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(5)	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., dated February 26, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by NMHC with the Securities and Exchange Commission on February 27, 2008)

(g)	None

(h)	None